Principal Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel www.principal.com

November 22, 2016

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
High Yield Fund - R6	$10,000	1400.560
International Fund I - R6	$10,000	789.266
International Emerging Markets Fund - R6	$10,000	463.607
MidCap S&P 400 Index Fund - R6	$10,000	484.966
MidCap Fund - R6	$10,000	435.161
Real Estate Securities Fund - R6	$10,000	450.450
SmallCap Fund - R6	$10,000	426.076
SmallCap S&P 600 Index Fund - R6	$10,000	377.074

Each share of the High Yield Fund has a par value of $0.01 and a price of $7.14 per share. Each share of the International Fund I has a par value of $0.01 and a price of $12.67 per share. Each share of the International Emerging Markets Fund has a par value of $0.01 and a price of $21.57 per share. Each share of the MidCap S&P 400 Index Fund has a par value of $0.01 and a price of $20.62 per share. Each share of the MidCap Fund has a par value of $0.01 and a price of $22.98 per share. Each share of the Real Estate Securities Fund has a par value of $0.01 and a price of $22.20 per share. Each share of the SmallCap Fund has a par value of $0.01 and a price of $23.47 per share. Each share of the SmallCap S&P 600 Index Fund has a par value of $0.01 and a price of $26.52 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY _ _/s/ Adam U. Shaikh__________________
Adam U. Shaikh
Counsel